SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CADE reconsiders the Writ of Prevention it imposed on the Ipiranga Group purchase

(Rio de Janeiro, April 25, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that the Administrative Council for Economic Defense – CADE (the Brazilian anti-trust authority) has accepted the company’s arguments and changed a few of the items it imposed in the Writ of Prevention it set forth last April 17th regarding the purchase of the Ipiranga Group assets.

The CADE’s plenary sitting was unanimous in acknowledging that Petrobras will continue holding a minority participation in Central Petroquímica do Sul (Copesul) after the acquisition is wrapped-up and revoked the impediment it had imposed on Petrobras’ participation in discussions or in strategic and trade policy decisions involving Copesul. Instead of the prohibition, the rules the Shareholder Agreement Petrobras and Braskem signed pursuant to the acquisition will go into effect.

The CADE councilors took Petrobras’ clarifications regarding the fact the company held minority participation in Copesul even before the Ipiranga Group assets were purchased into account. In its arguments, Petrobras showed that purchasing control over the Group does not give it relevant influence over Copesul form the competition viewpoint, especially considering the fact Petrobras will remain a minority shareholder in the petrochemical plant and that it will continue having a minority presence in the unit’s Board of Directors.

So far as the fuel distribution market is concerned, the CADE clarified that the terms of the Injunction do not prevent Petrobras and Ultrapar – the companies that purchased Ipiranga Group’s distribution business – from discussing a corporate governance model that will preserve competition. The CADE gave Petrobras and Ultrapar ten days to present their proposal and authorized the parts to hold meetings for this purpose.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.